FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Vesting of Conditional Share Awards under the
GlaxoSmithKline Performance Share Plan

This notification sets out the vesting of an award over Ordinary Shares in GlaxoSmithKline plc, made in 2010 to a connected person of a Person Discharging Managerial Responsibility (PDMR) under the GlaxoSmithKline 2009 Performance Share Plan. The award was subject to the achievement of a relevant business performance condition.

The three-year performance period for the award commenced on 1 January 2010 and ended on 31 December 2012.

The relevant business performance condition was not met and therefore the Remuneration Committee has confirmed that the award lapsed in full on 5 March 2013.  The details are given in the table below:

Name of PDMR	Name of Connected Person	Number of Ordinary Shares lapsed
Mr P Thomson	Mrs K Thomson	178

The Company and the above individuals were advised of these transactions on 5 March 2013.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

5 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 05, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc